Filed by Fiat Chrysler Automobiles N.V. pursuant to Rule 425 of the Securities Act of 1933 Subject Company: Fiat Chrysler Automobiles N.V. (Commission File No.: 001-36675) PROPOSED MERGER BUILDING A LEADER FOR A NEW ERA IN SUSTAINABLE MOBILITY DECEMBER 18, 2019

IMPORTANT NOTICE By reading the following document, you agree to be bound by the following An offer of securities in the United States pursuant to a business combination limitations and qualifications: transaction will only be made, as may be required, through a prospectus which is part of an effective registration statement filed with the U.S. Securities and This document is for informational purposes only and is not intended to and Exchange Commission (“SEC”). Shareholders of Peugeot S.A. (“PSA”) and Fiat does not constitute an offer or invitation to exchange or sell or solicitation of an Chrysler Automobiles N.V. (“FCA”) who are U.S. persons or are located in the offer to subscribe for or buy, or an invitation to exchange, purchase or United States are advised to read the registration statement when and if it is subscribe for, any securities, any part of the business or assets described declared effective by the SEC because it will contain important information herein, or any other interests or the solicitation of any vote or approval in any relating to the proposed transaction. You may obtain copies of all documents jurisdiction in connection with the proposed transaction or otherwise, nor shall filed with the SEC regarding the proposed transaction, documents incorporated there be any sale, issuance or transfer of securities in any jurisdiction in by reference, and FCA’s SEC filings at the SEC’s website at contravention of applicable law. This document should not be construed in any http://www.sec.gov. In addition, the effective registration statement will be manner as a recommendation to any reader of this document. made available for free to shareholders in the United States. This communication is not a prospectus, product disclosure statement or other offering document for the purposes of Regulation (EU) 2017/1129 of the European Parliament and of the Council of June 14th 2017. PSA AND FCA PROPOSED MERGER – December 18, 2019 2

SAFE HARBOR STATEMENT This document contains forward-looking statements. In particular, these forward-looking exposure to shortfalls in the funding of the Parties’ defined benefit pension plans; the statements include statements regarding future financial performance and the ability to provide or arrange for access to adequate financing for dealers and retail expectations of FCA and PSA (the “Parties”) as to the achievement of certain targeted customers and associated risks related to the establishment and operations of financial metrics at any future date or for any future period are forward-looking statements. services companies; the ability to access funding to execute the Companies’ business These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, plans and improve their businesses, financial condition and results of operations; a “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, significant malfunction, disruption or security breach compromising information “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar technology systems or the electronic control systems contained in the Companies’ terms. Forward-looking statements are not guarantees of future performance. Rather, vehicles; the Companies’ ability to realize anticipated benefits from joint venture they are based on the Parties’ current state of knowledge, future expectations and arrangements; disruptions arising from political, social and economic instability; risks projections about future events and are by their nature, subject to inherent risks and associated with our relationships with employees, dealers and suppliers; increases in uncertainties. They relate to events and depend on circumstances that may or may not costs, disruptions of supply or shortages of raw materials; developments in labor and occur or exist in the future and, as such, undue reliance should not be placed on them. industrial relations and developments in applicable labor laws; exchange rate Actual results may differ materially from those expressed in forward-looking statements fluctuations, interest rate changes, credit risk and other market risks; political and civil as a result of a variety of factors, including: the ability of PSA and FCA and/or the unrest; earthquakes or other disasters; uncertainties as to whether the proposed combined group resulting from the proposed transaction (together with the Parties, the business combination discussed in this document will be consummated or as to the “Companies”) to launch new products successfully and to maintain vehicle shipment timing thereof; the risk that the announcement of the proposed business combination volumes; changes in the global financial markets, general economic environment and may make it more difficult for the Parties to establish or maintain relationships with their changes in demand for automotive products, which is subject to cyclicality; changes in employees, suppliers and other business partners or governmental entities; the risk that local economic and political conditions, changes in trade policy and the imposition of the businesses of the Parties will be adversely impacted during the pendency of the global and regional tariffs or tariffs targeted to the automotive industry, the enactment proposed business combination; risks related to the regulatory approvals necessary for of tax reforms or other changes in tax laws and regulations; the Companies’ ability to the combination; the risk that the operations of PSA and FCA will not be integrated expand certain of their brands globally; the Companies’ ability to offer innovative, successfully and other risks and uncertainties. attractive products; the Companies’ ability to develop, manufacture and sell vehicles with Any forward-looking statements contained in this document speak only as of the date of advanced features including enhanced electrification, connectivity and autonomous- this document and the Parties disclaim any obligation to update or revise publicly driving characteristics; various types of claims, lawsuits, governmental investigations and forward-looking statements. Further information concerning the Parties and their other contingencies, including product liability and warranty claims and environmental businesses, including factors that could materially affect the Parties’ financial results, are claims, investigations and lawsuits; material operating expenditures in relation to included in FCA’s reports and filings with the U.S. Securities and Exchange Commission, compliance with environmental, health and safety regulations; the intense level of the AFM and CONSOB and PSA’s filings with the AFM. competition in the automotive industry, which may increase due to consolidation; PSA AND FCA PROPOSED MERGER – December 18, 2019 3

Groupe PSA and FCA aim to create A LEADER FOR A NEW ERA IN SUSTAINABLE MOBILITY • Developing new, leading and clean mobility solutions • Offering best-in-class technologies and services to meet the needs of all customers • Leveraging efficiency and agility on larger volumes • Combining strengths and core competencies PSA AND FCA PROPOSED MERGER – December 18, 2019 4

MOBILITY LONG-TERM INDUSTRY TRENDS CREATES OPPORTUNITIES FOR NEW MOBILITY SOLUTIONS Industry Trends COST OF CO2 MOBILITY CHALLENGE MARKET TECHNOLOGY DIVERGENCE BREAKTHROUGH PSA AND FCA PROPOSED MERGER – December 18, 2019 5

COMPELLING STRATEGIC RATIONALE CREATING A MOBILITY CHAMPION STRENGTHS STRENGTHS • Global class-leading profitability Opportunities • Margins amongst industry leaders in • Solid presence across Europe North America and Latin America • • Strong core model strategy Balance global footprint Solid presence in Latin America • Strong SUV and pickup truck line-up • Smartly addressing CO2 emissions Optimize platform and engine families • • Successful PSA turnaround and Opel Premium / luxury brand experience Vauxhall integration • Successful merging Fiat and Chrysler Scale for procurement and capex • Mobility provider with Free2Move • Numerous technology partnerships Accelerate development in all CHALLENGES technologies and new businesses CHALLENGES • Limited presence outside Europe • Operating profit in Europe • Addressing long-term industry trends • Addressing long-term industry trends PSA AND FCA PROPOSED MERGER – December 18, 2019 6

BUILDING A LEADER FOR A NEW ERA IN SUSTAINABLE MOBILITY BENEFITS FROM COMBINING STRENGTHS AND CORE COMPETENCIES • 4th largest OEM by volume, with balanced global footprint • Robust combined company margins in North America, Europe and Latin America at inception • Solid combined balance sheet • Broad and complementary brand portfolio with solid market presence across all segments • Extensive and growing capabilities in electrified powertrain, autonomous driving and digital connectivity • ~€3.7 billion of estimated annual synergies at steady state, without any plant closures • Combined management team recognized for exceptional value creation and success in previous combinations AT FOREFRONT OF PRODUCTS, SERVICES AND MOBILITY SOLUTIONS FOR AN EVOLVING MARKET PSA AND FCA PROPOSED MERGER – December 18, 2019 7

KEY TERMS

PROPOSED TRANSACTION STRUCTURED AS 50/50 MERGER

Proposed Transaction Structure	All-stock cross-border merger of Groupe PSA and FCA resulting in a Dutch company (DutchCo) 50/50 resulting ownership between Groupe PSA and FCA shareholders [1]
Exchange Ratio	To achieve 50/50 ownership: o Groupe PSA shareholders would receive 1.742 DutchCo shares for each PSA share o FCA shareholders would hold 1 DutchCo share for each FCA share
Ordinary Dividends	Each company will distribute a €1.1 billion ordinary dividend in 2020 related to FY 2019 results, subject to approval by each company's Board of Directors and shareholders
Extraordinary Distributions	• Prior to transaction completion, shareholders of the respective companies to receive: o Groupe PSA's 46% stake in Faurecia to PSA shareholders o €5.5 billion extraordinary dividend to FCA shareholders • Promptly following closing, Comau will be separated for the benefit of the shareholders of DutchCo
Major Shareholders	Ownership in DutchCo based on current shareholdings in respective companies [1]: o EXOR N.V. ~ 14% o EPF/FFP ~ 6% o Bpifrance Participations SA ~ 6% o Dongfeng Motor Group (DFG) ~ 6% [2]

(1) Based on fully diluted shares outstanding at Sep 30 '19, excluding GM warrants and net of treasury shares, and before a potential acquisition by PSA of 30.7 million shares from DFG

(2) Prior to completion of the transaction, DFG will sell 30.7 million shares to PSA (in which case they will be cancelled prior to closing) and/or to third parties (including on the market). Following the sale of these 30.7 million shares by DFG, ownership by DFG will be reduced to 4.5% of DutchCo.

PSA GROUPE
PSA AND FCA PROPOSED MERGER – December 18, 2019
FCA FIAT CHRYSLER AUTOMOBILES
8

KEY TERMS

GOVERNANCE STRUCTURE DESIGNED TO ENSURE DUTCHCO SUCCESS

Governance	• Chairman: John Elkann, with an initial term of 5 years • CEO: Carlos Tavares, with an initial term of 5 years

Board of Directors	• Board of Directors initially consists of 11 members, majority of non-executive members will be independent
	  o 5 members to be nominated by Groupe PSA, including a Senior Independent Director and Vice Chairman, comprised of nominees from Groupe PSA (2 members), Bpifrance Participations SA (1 member), EPF/FFP (1 member) and employees (1 member)
	  o 5 members to be nominated by FCA comprised of nominees from FCA (2 members), EXOR N.V. (2 members, including Chairman) and employees (1 member)
	  o CEO
	• Senior Independent Director and Vice Chairman with initial terms of 5 years, other directors will have an initial term of 4 years, with any additional terms to be in 2 year increments

Corporate Structure	DutchCo headquartered in the Netherlands, with operational headquarters in France, Italy and U.S.
Voting Rights	• No carryover of existing double voting rights • Double voting rights through loyalty shares available to all shareholders holding shares in DutchCo for 3 years after completion of merger • Loyalty voting program will not operate to grant voting rights to any single shareholder exceeding 30% (1) of the total votes cast in a shareholders meeting
Shareholders Restrictions	• 7-year standstill applied to EXOR N.V., Bpifrance Participations SA, DFG and EPF/FFP (2) • 3-year lock-up applied to EXOR N.V., Bpifrance Participations SA and EPF/FFP (3)
Stock Listings	Euronext Paris, Borsa Italiana (Milan) and New York Stock Exchange

(1) No blocking minority in a Dutch entity; all the decisions made by simple majority of votes of quorum >50%

(2) EPF/FFP would be permitted to increase its shareholding by up to 2.5% in DutchCo (or 5% at the PSA level), only by acquiring shares from Bpifrance and DFG and/or on markets (up to 1% of the shares of DutchCo (or 2% at the PSA level) plus the percentage of shares sold by Bpifrance other than to EPF/FFP, subject to overall maximum of 2.5% at the DutchCo level and of 5% at the PSA level)

(3) DFG will be subject to a lock up until the completion of the transaction for the balance of its participation in PSA, resulting in an ownership of 4.5% of DutchCo. Bpifrance will be permitted to reduce its shareholdings by 5% in PSA or 2.5% in DutchCo

PSA GROUPE
PSA AND FCA PROPOSED MERGER – December 18, 2019
FCA FIAT CHRYSLER AUTOMOBILES 9

COMBINING TWO GLOBAL AUTOMOTIVE OEMS CREATION OF 4TH LARGEST AUTOMOTIVE MANUFACTURER BY VOLUME, 3RD LARGEST BY REVENUES 2018 Calendar year global sales, including JVs million units #4 (1) (2) (1) FCA sales Include sales primarily by dealers and distributors (including joint ventures) (2) Groupe PSA consolidated world sales include assembled vehicles, CKDs and vehicles under license Source: Company information, IHS Global Insight PSA AND FCA PROPOSED MERGER – December 18, 2019 10

COMBINED COMPANY FINANCIAL STRENGTH COMBINING TWO EFFICIENT AUTOMOTIVE OEMS Adjusted EBIT Margin (3) Year Ended December 31, 2018 (Excluding Aggregated (1) € billion, except as otherwise stated Magneti Marelli) (Excluding Faurecia) (Pre-Synergies) Sales including JVs (2) (million units) 4.8 3.9 8.7 Net Revenues 110.4 58.6 169.0 Operating Profit 6.7 4.4 11.2 (Adjusted EBIT) (Recurring Operating Income) Recurring Operating Margin (excluding Faurecia) Operating Profit Margin 6.1% 7.6% 6.6% (Adjusted EBIT Margin) (Recurring Operating Margin) Automotive Operational 4.4 3.1 7.5 Free Cash Flow (Industrial Free Cash Flows) (Free Cash Flow) (1) Simple aggregation of FCA (excluding Magneti Marelli) and PSA (excluding Faurecia) FY 2018 results prior to any required accounting adjustments (2) FCA sales include sales primarily by dealers and distributors (including joint ventures); Groupe PSA consolidated world sales include assembled vehicles, CKDs and vehicles under license (3) 2016 - 2018 figures exclude Magneti Marelli. All years exclude Ferrari. (4) Includes results from Opel/Vauxhall acquisition from Aug 1 ’17 Figures may not add due to rounding Source: Company information PSA AND FCA PROPOSED MERGER – December 18, 2019 11

FINANCIAL POSITION AND LIQUIDITY COMBINED COMPANY TO HAVE STRONG BALANCE SHEET PROVIDING FINANCIAL FLEXIBILITY As of June 30, 2019 Aggregated (1) (Excluding (Pre-Synergies & € billion Magneti Marelli) (Excluding Faurecia) Pre-Dividends) Automotive Net Cash Position 3.3 10.5 13.8 . Combined company to have strong Cash, Cash Equivalents and balance sheet and high level of liquidity 15.8 15.7 31.5 Current Debt Securities (2) . Ample headroom to execute strategic Undrawn Committed Credit Lines 7.7 3.0 10.7 plan and invest in new technologies . Investment grade credit rating expected Total Available Liquidity 23.5 18.7 42.2 (1) Simple aggregation of FCA (excluding Magneti Marelli) and PSA (excluding Faurecia) as of Jun 30 ‘19 results prior to any required accounting adjustments and is not reflective of €5.5B dividend to be paid to FCA shareholders prior to transaction closing (2) Current debt securities are comprised of short term or marketable securities which represent temporary investments that do not satisfy all the requirements to be classified as cash equivalents as they may not be readily convertible to cash or they are subject to significant risk of change in value (even if they are short-term in nature or marketable) Source: Company information PSA AND FCA PROPOSED MERGER – December 18, 2019 12

ICONIC AUTOMOTIVE BRANDS WELL-ESTABLISHED BRANDS WITH NATIONAL ROOTS (2) (1) (1) (1) (3) Date Established 1896 1899 1903 19061910 1914 1919 1925 1941 2009 2014 (1) Based on first manufactured car (2) Ram separated from Dodge brand in 2009 (3) The first DS car was manufactured in 1955 as a part of the Citroën brand. DS became an independent premium brand in 2014. PSA AND FCA PROPOSED MERGER – December 18, 2019 13

BROAD-BASED PORTFOLIO OF BRANDS FULL MARKET COVERAGE WITH SIGNIFICANT PORTFOLIO SYNERGY OPPORTUNITIES Mainstream Luxury Premium Pass Car/ 2018 Global Sales (2) SUV Truck/LCV CUV/MPV 8.7M units Pass Car UV (1) MPV (1) LCV Truck (1) Multi-purpose vehicles (MPV) and utility vehicles (UV), which include SUVs and CUVs, are typically considered passenger cars in Europe (2) Groupe PSA consolidated world sales include assembled vehicles, CKDs and vehicles under license; FCA includes sales primarily by dealers and distributors (including joint ventures) Source: Company information PSA AND FCA PROPOSED MERGER – December 18, 2019 14

COMPLEMENTARY PRESENCE IN KEY REGIONS COMBINED COMPANY TO HAVE BETTER GEOGRAPHIC BALANCE 2018 Global Revenues 2018 Global Revenues Aggregated (1) 2018 Global Revenues (excluding Faurecia) (Pre-Synergies) (excluding Magneti Marelli) Other – €19B Europe, Middle East & North America – €73B €59B Africa and Eurasia – €77B €169B €110B Europe Eurasia North America EMEA Middle East & Africa India & Pacific China & SE Asia Other APAC LATAM Latin America Maserati & Other (2) (1) Simple aggregation of PSA (excluding Faurecia) and FCA (excluding Magneti Marelli) FY 2018 results prior to any required accounting adjustments (2) Includes Components business, other activities, unallocated items and eliminations Source: Company information PSA AND FCA PROPOSED MERGER – December 18, 2019 15

INVESTMENT SPENDING SYNERGIES TO OPTIMIZE COMBINED SPENDING AND EFFECTIVELY ADDRESS NEW MOBILITY TRENDS Mobility Solutions Connected Car New Energy Vehicle Autonomous Driving Year ended Dec 31 ‘18 € billion 27.4 R&D (1) (Capitalized 19.2 & Expense) ~15.0 14.0 13.5 Normalized (1) 11.0 (2) (1) ~10.0 (1) 7.9 Normalized 6.2 Capex 11.9 5.9 5.0 (1) 6.8 (ex. Faurecia) (ex. Magneti Marelli) (ex. Faurecia) (ex. Magneti Marelli) (1) Fiscal year filer – figures represent Apr 1 ’18 to Mar 31 ‘19 investment spending (2) Represents normalized annual spending due to low spending level in FY 2018 (€6.8B) Note: Represents total Company capex and R&D (capitalized and expensed excluding amortization expense) Figures translated at the following 2018 YTD average FX rates: USD/Euro = 1.181; Yen/Euro = 130.4; Kwon/Euro = 1299.1 Figures may not add due to rounding Source: Company information PSA AND FCA PROPOSED MERGER – December 18, 2019 16

MERGER SYNERGIES

ANNUAL SYNERGIES OF ~€3.7B EXPECTED TO BE GENERATED AT STEADY STATE

Annual Synergies at Steady State

1 **Product Related Expenses** (Vehicle, Powertrain and Manufacturing)

- Convergence of vehicle platforms
- Consolidation of investments on ICE powertrain, electrification and other technologies
- Manufacturing process and tooling efficiencies

2 **Purchasing**

- Enhanced volumes unleashing scale economies
- Best price alignment and access to new suppliers

3 **Other**

- Multiple areas of joint savings, primarily marketing, IT, logistics and G&A

Total


~40%
~40%
~20%
~€3.7B

~80% of synergies expected to be achieved by Year 4

Estimated synergies net cash flow positive from Year 1

Cumulative implementation costs ~€2.8 billion

PSA GROUPE
PSA AND FCA PROPOSED MERGER – December 18, 2019
FCA FIAT CHRYSLER AUTOMOBILES
17

PLATFORM AND POWERTRAIN CONVERGENCE SYNERGIES AND SCALE FROM CONVERGENCE PLANS, AS WELL AS HIGHER PARTS COMMONIZATION Platform Volume • Continue to serve all customers needs while FCA + PSA unit volume optimizing number of platforms and at steady state powertrain families > 3 million > 2.6 million • Top 2 platforms will represent ~2/3 of combined company’s steady state volumes • Volume for each top 2 platforms to reach industry benchmark levels • Improved manufacturing and R&D efficiency • Higher level of parts commonization PSA AND FCA PROPOSED MERGER – December 18, 2019 18

EUROPE CO_2 COMPLIANCE PLAN

BOTH COMPANIES ON TRACK TO ACHIEVE COMPLIANCE IN 2020 WITH SYNERGIES IN FUTURE YEARS

2020

PSA GROUPE



- 2 multi-energy flexible platforms to master market electrification ramp-up
- BEV or PHEV version for each new launch beginning in 2019
- 7 PHEV and 7 BEV models in market
- Fully compliant from Day 1

FCA FIAT CHRYSLER AUTOMOBILES

% Contribution to CO_2 Compliance



100
Pooled Credit Deployment
Electrification
(mHEV, PHEV, BEV)
Conventional Technology
(small turbos, ESS, etc.)
0

- Launch 1 BEV and 3 PHEV models
- Launch 3 12-volt mHEV models
- Compliance achieved through deployment of conventional technology, electrification and credit pooling

2021 and Beyond

PSA GROUPE FCA FIAT CHRYSLER AUTOMOBILES

- Combined company on track to achieve compliance in 2021
- All new vehicles for both companies will offer electrified versions
- Convergence plan to improve compliance at steady state:
  - Fitting "best-of-best" existing powertrain and CO_2 technological solutions in the short/medium-term
  - Combined company to accelerate development of electrification technologies leveraging mutual capabilities and "centers of excellence"

PSA GROUPE
PSA AND FCA PROPOSED MERGER – December 18, 2019
FCA FIAT CHRYSLER AUTOMOBILES 19

ENHANCED INNOVATION AND DEVELOPMENT CAPABILITIES

COMBINING INTERNAL EXPERTISE WITH PARTNERSHIPS TO DEVELOP LEADING MOBILITY SOLUTIONS

	Mobility & Autonomous Driving	Connectivity
PSA GROUPE	FREE2MOVE · APTIV · EASYMILE • "Autonomous Vehicle for All" program with focus on Level 2 and 3 for passenger cars, partnering with APTIV • Various cooperations on advanced engineering on Level 4 and 5 (e.g. Vinci, Easymile, AIMotive, Vedecom)	orange · HARMAN · TomTom • Strong focus on connectivity; Internet Of Things (IOT) platform developed; already 6 million connected cars on CVMP platform • Connected services offered by Free2Move mobility brand • Partnership with Harman on in-vehicle infotainment system
FCA FIAT CHRYSLER AUTOMOBILES	WAYMO · APTIV · BMW • Partnering to deploy self-driving technology across the vehicle portfolio, including commercial vehicles • Collaborating with Waymo on development of first significant fully-autonomous system in the market • L2+ system available on premium and high-end vehicles starting in 2020	Google · HARMAN · transatel • FCA's new global "ecosystem" for connected vehicles enhanced by partnerships to provide benefits from a broad array of services

PSA GROUPE
PSA AND FCA PROPOSED MERGER – December 18, 2019
FCA FIAT CHRYSLER AUTOMOBILES 20

STATUS AND NEXT STEPS TRANSACTION CLOSING EXPECTED IN 12 – 15 MONTHS • Following unanimous approval of PSA’s Supervisory and Managing Boards, as well as FCA’s Board of Directors, PSA and FCA have signed binding Combination Agreement for 50/50 merger Status • Both parties completed due diligence process • Approvals obtained from works councils/labor unions • Both companies to convene Extraordinary General Meetings for their respective shareholders to approve transaction Next Steps • Anti-trust and regulatory approvals • Transaction closing expected in 12 – 15 months, subject to customary closing conditions PSA AND FCA PROPOSED MERGER – December 18, 2019 21

PSA GROUPE FCA FIAT CHRYSLER AUTOMOBILES

Proposed merger would create

A LEADER FOR A NEW ERA IN SUSTAINABLE MOBILITY

- Well positioned to effectively address new mobility trends
  - 4th largest OEM with robust combined company margins in North America, Europe and Latin America at inception
  - Broad and complementary brand portfolio
  - Strong presence in key vehicle segments and key regions
  - Solid combined balance sheet
- Opportunity to create significant value for all stakeholders
  - Significant platform and powertrain convergence opportunities
  - ~€3.7 billion annual estimated synergies at steady state
- Execution risk minimized
  - Combined management team with successful OEM combination experience
  - Complementary technology expertise to address global CO_2 challenges

PSA GROUPE PSA AND FCA PROPOSED MERGER – December 18, 2019 FCA FIAT CHRYSLER AUTOMOBILES 22

APPENDIX PSA AND FCA PROPOSED MERGER – December 18, 2019 23

COMPLEMENTARY PRESENCE IN KEY REGIONS

COMBINED COMPANY TO HAVE BETTER GEOGRAPHIC BALANCE

PSA GROUPE

2018 Global Unit Sales (1)


4%
7%
8%
3.9M
units
80%
Europe
Middle East & Africa
India & Pacific
China & SE Asia
Latin America
Eurasia

PSA GROUPE FCA FIAT CHRYSLER AUTOMOBILES

2018 Global Unit Sales Aggregated (2)


North America – 2.5M
Market share: ~12%
29%
8.7M
units
56%
9%
6%
Europe, Middle East & Africa and Eurasia – 4.9M
Market share: ~20%
Latin America – 0.8M
Market share: ~17%
Asia Pacific – 0.5M
Market share: ~1%

FCA FIAT CHRYSLER AUTOMOBILES

2018 Global Unit Sales (3)


12%
5%
4.8M
units
53%
30%
North America
EMEA
APAC
LATAM

(1) Groupe PSA consolidated world sales include assembled vehicles, CKDs and vehicles under license
(2) Market share and rank based on IHS light vehicle sales as of Nov '19
(3) FCA sales include sales primarily by dealers and distributors (including joint ventures)

Source: Company information

PSA GROUPE PSA AND FCA PROPOSED MERGER – December 18, 2019 FCA FIAT CHRYSLER AUTOMOBILES 24

EUROPE

ENHANCE PSA'S CLASS LEADING PROFITABILITY WITH VOLUME IN KEY SEGMENTS

FY 2018 Combined Sales (1, 3)



Sales (000 units)
PSA
FCA
Passenger Car
A
Citroen C1
Fiat 500
563
B
Opel Vauxhall Corsa
Lancia Ypsilon
863
C (2)
Peugeot 308
Alfa Romeo Giulietta
508
B-SUV
Peugeot 2008
Jeep Renegade
682
C-SUV
Citroën C5 Aircross
Jeep Compass
454
LCV
Citroën Jumpy
Fiat Ducato
844
PSA
FCA

Combined Sales History (4, 5)



Sales (000 units)
PSA
FCA
2,971
2,864
2,761
2,568
2,682
2,945
3,165
3,674
4,382
3,152
1,700
1,700
1,781
1,648
1,729
1,864
1,930
2,379
3,106
2,247
1,271
1,164
980
920
957
1,081
1,235
1,295
1,276
905
2010
2011
2012
2013
2014
2015
2016
2017
2018
YTD Sep '19

Key Strengths

- PSA and FCA combined are a leading OEM in Europe by market share[3]
- PSA has leading profitability and segment coverage
- Leverage FCA's existing car parc (>15M units for A and B-segments combined)
- PSA's successful and prompt turnaround of Opel/Vauxhall
- 100% of PSA's portfolio to be electrified in 2025
- PSA's smart approach to be CO_2 compliant from Day 1

(1) Does not include all segments
(2) Combination of C1, C2 and CDV as per IHS
(3) As per IHS light vehicle sales data as of Nov '19
(4) FCA sales include sales primarily by dealers and distributors (including joint ventures); Groupe PSA consolidated world sales include assembled vehicles, CKDs and vehicles under license
(5) PSA includes Opel/ Vauxhall sales from Aug 1 '17
Figures may not add due to rounding

PSA GROUPE
PSA AND FCA PROPOSED MERGER – December 18, 2019
FCA FIAT CHRYSLER AUTOMOBILES 25

NORTH AMERICA

SOLID PRESENCE IN KEY HIGH MARGIN SEGMENTS WITH ACTIONS TO SUSTAIN PROFITABILITY

Pickup Growth



RAM
All-new 1500
1500 Classic
All-new Heavy Duty
25.7%
North America Sales (000 units)
Total U.S. Market Share (LD+HD)
14.5%
257
310
359
432
519
532
572
590
612
531
Heavy Duty
Light Duty
2010 2011 2012 2013 2014 2015 2016 2017 2018
YTD Sep '19

Ram large pickup U.S. average transaction prices have increased > $10,000 since 2010

Source: Company information

Key Product Actions



Jeep
White-space Products
Renewal
3-row E-SUV SOP Q4 '20
Grand Wagoneer SOP Q1 '21
Wagoneer SOP Q1 '21
Grand Cherokee SOP Q2 '21
North America Sales (000 units)
345
486
538
558
789
974
1,023
912
1,058
767
2010 2011 2012 2013 2014 2015 2016 2017 2018
YTD Sep '19

North America Profitability



CHRYSLER
DODGE
Jeep
RAM
Adjusted EBIT
€ billion
% = Adjusted EBIT Margin
2.4
2.2
2.2
4.5
5.1
5.2
6.2
4.6
5.6%
4.8%
4.2%
6.4%
7.4%
7.9%
8.6%
8.8%
2012 2013 2014 2015 2016 2017 2018
YTD Sep '19

Effective Jun '11, Chrysler Group LLC was fully consolidated by Fiat S.p.A.. Full year data for North America region not available prior to 2012.

PSA GROUPE

PSA AND FCA PROPOSED MERGER – December 18, 2019

FCA FIAT CHRYSLER AUTOMOBILES

26

LATIN AMERICA OPPORTUNITY TO FURTHER ENHANCE FCA AND PSA’S POSITIONS IN BRAZIL AND ARGENTINA Brazil Combined Sales History Argentina Combined Sales History FCA’s Sustained Profitability Adjusted EBIT € billion (000 units) (000 units) Only OEM to sustain profitability through cycle Recession 12.5% #5 YTD YTD Sep ‘19 Sep ‘19 YTD Effective Jun ‘11, Chrysler Group LLC was fully Sep ‘19 consolidated by Fiat S.p.A.. Full year data for Latin America region not available prior to 2012. Figures may not add due to rounding Source: Company information PSA AND FCA PROPOSED MERGER – December 18, 2019 27